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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                                          to                                          .

Commission file number 1-04837

Tektronix, Inc. 401(k) Plan

(Full title of Plan)

TEKTRONIX, INC.

14200 SW Karl Braun Drive
Beaverton, Oregon 97077

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

TEKTRONIX, INC.

TEKTRONIX 401(k) PLAN

December 31, 2004 and 2003

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at Year End	10

Signature	11

Exhibit 23, CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXHIBIT 23

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Committee of
Tektronix 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Tektronix 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
June 24, 2005

TEKTRONIX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
(In thousands)

	2004	2003
ASSETS—Investments:
Investment in Tektronix Master Retirement Trust (Note 3)	$710,197	$682,748
Participant loans	6,725	6,353

Total investments	716,922	689,101

NET ASSETS AVAILABLE FOR BENEFITS	$716,922	$689,101

See notes to financial statements.

TEKTRONIX 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands)

	2004	2003
NET INVESTMENT GAIN FROM TEKTRONIX MASTER RETIREMENT TRUST (Note 3)	$44,905	$127,862

CONTRIBUTIONS:
Employer	9,781	9,006
Employee	25,663	13,963

BENEFIT PAYMENTS	(52,528)	(53,122)

NET INCREASE	27,821	97,709

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	689,101	591,392

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$716,922	$689,101

See notes to financial statements.

TEKTRONIX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following brief description of the Tektronix 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information regarding the amount and type of benefits, vesting, and other provisions of the Plan.

General—The Plan is a defined contribution plan covering all regular employees of Tektronix, Inc. or any of its participating companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants can elect to have Tektronix, Inc. contribute from 1% to 50% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants each year to the Tektronix Basic Contribution Stock Account plus a matching contribution of 100% of the first 4% of elective contributions which is allocated according to the participant’s allocation election. All employees eligible to participate in the Plan receive the basic 2% contribution regardless of their election to contribute to the Plan. Contributions are subject to certain limitations.

Participant Accounts—Each participant account is credited with contributions and an allocation of the Plan’s earnings/losses. Contributions are allocated based on the participant’s election and earnings/ losses are allocated based on participant account balances. The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of their account balance in all funds, or 100% of the cash account balances in all funds excluding the Tektronix Basic Contribution Stock Account. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate as of the first business day of the month of origination plus 1%, with individual loan rates ranging from 5% to 10.50% at December 31, 2004. Principal and interest is paid ratably through biweekly payroll deductions. Loan terms cannot exceed five years.

Vesting and Benefits—Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, or a combination thereof. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expense—Reasonable and permissible expenses directly attributed to the administration and servicing of the Plan are charged to the Plan. Certain other expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and certain payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

Income Tax Status—The Plan obtained its latest determination letter dated July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter and the Plan’s management believes the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Reclassifications—Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

Withdrawals—Payments to participants are recorded when paid.

3.	INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

All of the Plan’s investment assets are held in the Tektronix Master Retirement Trust (the “Trust”), which is a master trust established by Tektronix, Inc. Use of the Trust permits the commingling of assets, for investment and administrative purposes, of two retirement plans of Tektronix, Inc. and its subsidiaries. A significant portion of Trust assets are investments of both underlying plans, and the remaining Trust assets are investments of only one or the other plan. The net earnings/losses on assets that are investments of both plans are allocated to the plans based on each plan’s share of such net assets in the Trust. For assets that are not investments held by both plans, net earnings/losses are allocated entirely to the plan to which the specific investment relates. The following plans participate in the Trust:

Tektronix 401(k) Plan
Tektronix Cash Balance Plan

For investment purposes, the assets of the Trust are divided among fifteen different funds. The first thirteen of these funds are the investment options in which Plan participants can choose to invest their contributions and the employer matching contributions. Employer basic contributions are automatically invested in the Tektronix Basic Contribution Stock Account, which is a nonparticipant-directed fund. The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan. The funds available in the Trust are as follows:

Employee Investment Options

Stable Value Fund invests primarily in insurance company investment contracts.

Conservative Index Fund invests in a mix of 20% common stock and 80% fixed income securities.

Moderate Conservative Index Fund invests in a mix of 40% common stock and 60% fixed income securities.

Moderate Aggressive Index Fund invests in a mix of 60% common stock and 40% fixed income securities.

Aggressive Index Fund invests in a mix of 80% common stock and 20% fixed income securities.

Small/Mid Cap Growth Stock Fund invests primarily in the common stock of medium-sized companies.

Small/Mid Cap Value Stock Fund invests primarily in the common stock of companies within the Russell 2000 market capitalization range.

Large Cap Value Stock Fund invests primarily in the common stock of large companies that are evaluated by the investment manager(s) to be below market value.

Large Cap Growth Stock Fund invests primarily in the common stock of large companies that are evaluated by the investment manager(s) as having the potential to outperform the general market.

S&P Stock Index Fund invests in common stocks of the S&P 500 index, made up of large U.S. companies.

International Stock Fund invests primarily in the common stock of companies traded outside of the United States.

Fixed Income Fund invests in fixed income securities of varying maturities.

Tektronix Stock Fund invests in the common stock of Tektronix, Inc., the Plan Sponsor.

Other

Tektronix Basic Contribution Stock Account invests employer basic contributions of the 401(k) Plan in the common stock of Tektronix, Inc., the Plan Sponsor.

Pension Fund invests in a diversified portfolio of assets.

The Trust values marketable securities at the closing, quoted market price on the valuation date. Interest-bearing and noninterest-bearing cash and participant loans (participant loans are held outside of the Trust) are valued at cost, which approximates fair value. The fair value of real estate investments have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance contracts are valued at contract value, which approximates fair value (see Note 8). The value of synthetic insurance contracts is segregated by the underlying investments, which are based on the fair value as determined by quoted market prices, and the benefit responsive wrappers, which are valued as the difference between the fair value of the underlying assets and the contract value of the wrapper. The value of derivative instruments (which include money market futures, government futures, forwards, options, and swaps at December 31, 2004 and none at December 31, 2003) is based on quoted market prices, if available, or estimates based on the nature of the derivative instruments in relation to current market conditions. The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partners of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly traded securities are valued at quoted market prices, less a discount applicable to the general partner’s share of the unrealized gain or loss on the investment. The fair value of investments in common and collective trusts is based on the fair values of the underlying investments, which are based on quoted market prices. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Trust was approximately 60% and 62%, respectively.

The net assets of the Trust are summarized as follows at December 31 (in thousands):

	2004	2003
Accrued income receivable	$541	$571
Noninterest-bearing cash	104	—
Interest-bearing cash	4,464	2,262
Corporate debt	155	—
Preferred stock	301	1,058
Common stock—Tektronix, Inc.	101,813	108,965
Common stock—other	548,744	505,888
Partnerships and joint ventures	37,564	41,058
Real estate—income-producing	37,066	33,338
Common and collective trusts	102,923	93,925
Registered investments	133,375	113,143
Insurance/investment contracts	173,760	174,897
Collateral held under security lending agreements	50,452	26,241
Pending sales	17,041	3,138
Pending purchases	(16,570)	(2,075)

Total	$1,191,733	$1,102,409

The components of the Trust’s total investment income are as follows for the years ended December 31 (in thousands):

	2004	2003
Net appreciation in fair value of investments	$85,477	$182,653
Interest	10,137	11,880
Dividends	6,464	4,233

Total investment income	$102,078	$198,766

The following table presents the net appreciation (depreciation) in fair value of the Trust’s investments for the year ended December 31, 2004 and 2003, by investment type (in thousands):

	2004	2003
Corporate debt	$7	$1
Preferred stock	(165)	372
Common stock	59,036	166,802
Partnerships and joint ventures	7,979	4,563
Real estate—income-producing	1,558	2
Common and collective trusts	6,082	2,456
Registered investments	10,980	8,457

Net appreciation in fair value of investments	$85,477	$182,653

4.	CONCENTRATION OF RISK

The Trust’s assets consist primarily of financial instruments including cash, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, common and collective trusts, registered investments, insurance/investment contracts, and collateral held under securities lending agreements. The financial instruments may subject the Plan to concentrations of risk as, from time to time, balances in cash exceed amounts insured by the Federal Deposit Insurance Corporation, market values of debt securities are dependent on the ability of the issuer to honor its contractual commitments and changes in the interest rate environment, and investments in equity securities are subject to changes in market values of the stock. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.	BENEFIT PRIORITIES UPON TERMINATION

Tektronix, Inc. intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to nonparticipant-directed investments held in the Tektronix Basic Contribution Stock Account (see Note 3) are as follows for the years ended December 31 (in thousands):

	2004	2003
Net assets available for benefits—investment in Tektronix Master Retirement Trust	$7,378	$88,395

Changes in net assets available for benefits:
Net investment gain (loss) from Tektronix Master Retirement Trust	$(2,647)	$38,335
Employer contributions	3,546	3,368
Benefit payments	(5,080)	(4,240)
Interfund transfers	(76,836)	(2,564)

Total	$(81,017)	$34,899

7.	RELATED-PARTY TRANSACTIONS

Certain Trust investments are shares of common and collective trust funds and registered investments managed by either The Northern Trust Company or Putnam Fiduciary Trust Company. Certain administrative and investment expenses are paid by the Trust to The Northern Trust Company and are included as investment expenses on the Trust statements of changes in net assets. Fees paid by the Trust for investment management services to Putnam Fiduciary Trust Company are included as a reduction of return earned on each fund on the Trust statements of changes in net assets. The Northern Trust Company is the trustee as defined by the Trust and Putnam Fiduciary Trust Company is the recordkeeper for the Plan; therefore, these transactions qualify as party-in-interest transactions.

8.	CONTRACTS WITH INSURANCE COMPANIES

The Trust has entered into various guaranteed investment contracts with insurance companies. These contracts are included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and related expenses) because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management has asserted that contract value approximates fair value for these contracts. There are no reserves against the contract values for credit risk of the issuers or otherwise. The average yields and crediting interest rates ranged from approximately 2.87% to 6.75% for the years ended December 31, 2004 and 2003. The crediting interest rates are based on formulas agreed upon with each issuer.

TEKTRONIX 401K

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Units		Current
	Lessor or Similar Party	or Shares	Cost	Value
	PARTICIPANT LOANS—Various loans to various participants, rates ranging from 5% to 10.5%, maturing through 1/18/2010	6,725,349	$6,725,349	$6,725,349

	COMMON AND COLLECTIVE TRUSTS—Investment in Tektronix Master Retirement Trust	710,197,230	*	710,197,230

	TOTAL INVESTMENTS			$716,922,579

*	Cost is not determinable as 401(k) assets consist of a portion the Master Retirement Trust and cost is not allocated to participating plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEKTRONIX, INC. 401(k) PLAN

Date: June 24, 2005	By:	/s/ PAMELA A. O’CONNER

Pamela A. O’Conner, Secretary
Tektronix 401(k) Plan
Administrative Committee

Exhibit Index

Exhibit
Document	Number
Consent of Independent Registered Public Accounting Firm	23